Federal Reserve Bank Building	Fredericksburg Office:
701 East Byrd Street	725 Jackson Street, Suite 200
Richmond, VA 23210	Fredericksburg, VA 22401-5720
Telephone: 804-771-9500	Phone: 540-372-3515
Facsimile: 804-644-0957	Fax: 540-372-3941

Mailing Address:	www.hf-law.com
Post Office Box 500
Richmond, VA 23218-0500

July 3, 2006
VIA EDGAR and FEDERAL EXPRESS
Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	NNN Apartment REIT, Inc., Amendment No. 6 to Form S-11, Reg. No. 333-130945
Dear Ms. Gowetski:
          We have received your comment letter dated June 23, 2006 (the “Comment Letter”) with respect to the above-referenced Registration Statement (“Registration Statement”) for NNN Apartment REIT, Inc. (the “Company”) and the prospectus contained therein (“Prospectus”). Your comments are set forth below in italics. Our responses to your comments are set forth below the recitation of each comment. Page numbers refer to the pages in Amendment No. 6 to the Form S-11 filed concurrently herewith.
General
1.	As we discussed, we are reviewing the presentation of the notes programs in your revised prior performance tables and may have further comment.
          The Company notes the staff’s verbal comments regarding the presentation of the notes programs in the prior performance tables made to Andrea Biller and Richard Hutton in a telephone conference on June 30, 2006. The Company has revised pages 77, 78, 94, 95, 102, A-2 and A-21 of the Registration Statement in accordance with the staff’s verbal comments.

July 3, 2006

2.	We note from your disclosure in the prior performance section that affiliates made loans to affiliates of your sponsor “for the sole purpose of acquiring and holding real estate.” If applicable, please revise your disclosure throughout, including the fee tables, to include this disclosure.
          The Company does not currently intend to borrow funds from any affiliates of the Company’s sponsor, Triple Net Properties, LLC (the “Sponsor”).
Prior Performance Summary, page 74
3.	For each program for which you disclose a return of capital from cash distributions, please disclose whether such return of capital was from distributions in excess of historical cash flow from operations, and please revise to disclose the amount of such cash flows and the alternative source of cash used to fund the distributions. We note for example, disclosure on pages 80, 82, 83 and 84.
          The Company has revised pages 82, 83, 84 and 85 of the Registration Statement in accordance with the staff’s comment.
4.	We note that NNN 2004, 2005 and 2006 Notes Programs offered units of interests for the purpose of making secured and unsecured loans to affiliates of your sponsor “for the sole purpose of acquiring and holding real estate.” Please reconcile this with your disclosure on pages 85, 87, 89, 91 and 92 that the source of distributions that exceed cash flows generated from operations of programs was in some instances the result of loans from Triple Net Properties or its affiliates.
          The loans made by an affiliate of Triple Net Properties to fund distributions in excess of cash flows generated from operations were made by Cunningham Lending Group, LLC, not the NNN 2004, 2005 or 2006 Notes Programs. The Company has clarified the disclosure in the fourth bullet point on page 79 regarding these loans.
5.	We note your disclosure on page 85 that the source of distributions in excess of cash flows generated from operations of programs was “cash reserves.., proceeds from the sales or refinancing of properties, distributions of prior years’ excess cash flows or, loans from Triple Net Properties or its affiliates.” In this connection, we note the following disclosures:
•	Pages 87 and 88, Triple Net Properties received deferred management fees from proceeds of the sale of the Program’s property;

July 3, 2006

•	Page 89, Realty and Triple Net Properties received deferred property and asset management fees upon sale of the Program’s property;

•	Pages 90, 92 and 93, Triple Net Properties or its affiliates forgave loans;

•	Page 90, Triple Net Properties did not receive a financing fee;

•	Page 91, Triple Net Properties advanced funds to cover operating expenses;

•	Page 91, Triple Net Properties received deferred management fees and incentive fees;

•	Pages 92 and 93, neither Triple Net Properties nor Realty received fees or commissions on the sale of the property;

•	Page 92, an affiliate of Triple Net Properties advanced funds to cover distributions.
Please revise to disclose, with respect to each applicable program, that if the sponsor or its affiliates had not deferred or forgiven fees or loans or made advances the amount of distributions made may have been reduced or the number of properties acquired reduced. In this regard, please consider including a separate risk factor discussing the fact that the sponsor or its affiliates had deferred or forgiven fees or advanced funds in the past but that it is under no obligation to do so here and that as a result distributions may be less for investors of the registrant.
          The Company has revised the disclosure on page 86 of the Registration Statement under the caption “Prior Performance Summary — Private Programs — Adverse Business Developments or Conditions” to disclose that if the Sponsor or its affiliates had not deferred or forgiven fees or loans or made advances, the amount of distributions made may have been reduced or the number of properties acquired reduced. The Company has also added a risk factor on page 23 of the Registration Statement regarding the lack of an obligation on the part of the Company’s advisor and its affiliates to forgive or defer fees or loans or make advances.

July 3, 2006

          If you have any questions with respect to any of our responses, please feel free to call me at (804) 771-9507 or Ms. Andrea Biller, General Counsel of Triple Net Properties, at (714) 667-8252 x207.

Sincerely,
/s/ Richard P. Cunningham, Jr.
Richard P. Cunningham, Jr.

cc:	Andrea Biller, Esq. Louis J. Rogers, Esq. Stanley J. Olander, Jr.